                         SECURITIES AND EXCHANGE COMMISSION
                                Washington, DC 20549

                                    Schedule 13G
                                   (Rule 13d-102)

              INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                TO RULES 13d-1(b)and(c)AND AMENDMENTS THERETO FILED
                                PURSUANT TO 13d-2(b)
                                (Amendment No. ___)(1)

                      Diamond Technology Partners Incorporated
                                  (Name of Issuer)

                  Class A Common Stock, $.001 par value per share
                           (Title of Class of Securities)

                                    252762 10 9
                                   (CUSIP Number)

















(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 252762 10 9                   13G

1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Safeguard Scientifics, Inc. 23-1609753

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                  (a)       / x /
                                                  (b)       /  /
3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     5.   SOLE VOTING POWER

     6.   SHARED VOTING POWER                1,100,054

     7.   SOLE DISPOSITIVE POWER

     8.   SHARED DISPOSITIVE POWER           1,100,054

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,100,054

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* / /

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     16.0%

12.  TYPE OF REPORTING PERSON*

     CO

CUSIP NO. 252762 10 9                   13G

1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Safeguard Scientifics (Delaware), Inc. 51-0291171

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                  (a)  / x /
                                                  (b)  /   /
3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     5.   SOLE VOTING POWER

     6.   SHARED VOTING POWER                1,100,054

     7.   SOLE DISPOSITIVE POWER

     8.   SHARED DISPOSITIVE POWER           1,100,054

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,100,054

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* / /

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     16.0%

12.  TYPE OF REPORTING PERSON*

          CO

Item 1 (a)     Name of Issuer:

Diamond Technology Partners Incorporated

Item 1 (b)     Address of Issuer's Principal Executive Offices:

875 North Michigan, Suite 3000
Chicago, IL 60611

Item 2 (a)     Name of Person Filing:

(1)       Safeguard Scientifics, Inc.
(2)       Safeguard Scientifics (Delaware), Inc.

Item 2 (b)     Address of Principal Business Office:

(1)  800 The Safeguard Building
     435 Devon Park Drive
     Wayne, PA 19087-1945

(2)  103 Springer Building
     3411 Silverside Road
     Wilmington, DE 19803

Item 2 (c)     Citizenship:

(1)  Pennsylvania
(2)  Delaware

Item 2 (d)     Title of Class of Securities:

Class A Common Stock, $.001 par value per share

Item 2 (e)     CUSIP Number:

252762 10 9

     Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a :

               (a)  /  / Broker or dealer registered under Section 15 of
                         the Act.

               (b)  /  / Bank as defined in Section 3(a)(6) of the Act.

               (c)  /  / Insurance Company as defined in Section 3(a)(19)
                         of the Act.

               (d)  /  / Investment Company registered under Section 8 of the Investment Company Act of 1940.

               (e)  /  / Investment Adviser registered under Section 203
                         of the Investment Advisers Act of 1940.

               (f)  /  / Employee Benefit Plan, Pension Fund which is
                         subject to the provisions of the Employee
                         Retirement Income Security Act of 1974 or
                         Endowment Fund; see 13d-1(b)(1)(ii)(F).

               (g)  /  / Parent Holding Company, in accordance with Rule
                         13d-1(b)(ii)(G); see Item 7.

               (h)  /  / Group, in accordance with Rule 13d-
                         1(b)(1)(ii)(H).

Not Applicable

Item 4         Ownership:

(a)  Amount Beneficially Owned:

          1,100,054 (includes 241,182 shares that may be acquired upon exercise of currently exercisable warrants)

(b)  Percent of Class:

          16.0% (This percentage was calculated based on the number of shares of Class A Common Stock outstanding at 12/31/97 and does not include any Class B Common Stock that may be converted into shares of Class A Common Stock under certain conditions.)

(c)  Number of shares as to which such person has:

     (i)  sole power to vote or to direct the vote:

          0

    (ii)  shared power to vote or to direct the vote:

          1,100,054

   (iii)  sole power to dispose or to direct the disposition of:

          0

    (iv)  shared power to dispose or to direct the disposition of:

          1,100,054

Safeguard Scientifics (Delaware), Inc., a wholly owned subsidiary of Safeguard Scientifics, Inc., is the record holder of 1,035,035 of the shares reported herein as being beneficially owned by Safeguard Scientifics, Inc. and CompuCom Systems, Inc., of which Safeguard Scientifics, Inc. owns approximately 61% of the voting securities, is the record holder of 65,019 of the shares.

Item 5         Ownership of Five Percent or Less of a Class:

Not applicable

Item 6         Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
               Company:

Safeguard Scientifics (Delaware), Inc., a Delaware corporation, is a wholly owned subsidiary of Safeguard Scientifics, Inc. CompuCom Systems, Inc. is a Delaware corporation of which Safeguard Scientifics owns approximately 61% of the voting securities.

Item 8         Identification and Classification of Members of the Group:

Safeguard Scientifics (Delaware), Inc. and Safeguard Scientifics, Inc. are members of a group for purposes of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934.

Item 9         Notice of Dissolution of Group:

Not applicable.


Item 10   Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


                                     SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. In executing this statement, the undersigned agrees, to the extent required by Rule 13d-1(f), that this statement is being filed on behalf on each of the Reporting Persons herein.

                              SAFEGUARD SCIENTIFICS, INC.



                              By   /s/ James A. Ounsworth
                                   --------------------------------------
                                   James A. Ounsworth
                                   Sr. Vice President and General Counsel

Dated:  February 5, 1998

                              SAFEGUARD SCIENTIFICS (DELAWARE), INC.


                              By:  /s/ James A. Ounsworth
                                   --------------------------------------
                                   James A. Ounsworth
                                   Vice President
Dated:  February 5, 1998